FILED PURSUANT TO RULE 424(B)(3)

REGISTRATION NO. 333-164313

PHILLIPS EDISON – ARC SHOPPING CENTER REIT INC.

SUPPLEMENT NO. 18 DATED OCTOBER 17, 2011

TO THE PROSPECTUS DATED SEPTEMBER 17, 2010

This document supplements, and should be read in conjunction with, our prospectus dated September 17, 2010 relating to our offering of 180,000,000 shares of common stock, as supplemented by Supplement No. 14 dated July 29, 2011, Supplement No. 15 dated August 12, 2011, Supplement No. 16 dated September 20, 2011, and Supplement No. 17 dated October 4, 2011. Unless otherwise defined in this Supplement No. 18, capitalized terms used have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose, among other things, the following:

•	the status of the offering;

•	the acquisition of Southampton Village;

•	the acquisition of Centerpoint; and

•	the entry into revolving credit facilities related to Southampton Village and Centerpoint.

Status of the Offering

We commenced our initial public offering on August 12, 2010, pursuant to which we are offering up to 150,000,000 shares of our common stock in a primary offering at $10.00 per share, with discounts available for certain categories of purchasers, and up to 30,000,000 shares of our common stock pursuant to our dividend reinvestment plan at $9.50 per share. As of October 12, 2011, we had raised aggregate gross offering proceeds of approximately $18.4 million from the sale of approximately 2.0 million shares in our initial public offering, including shares sold under our dividend reinvestment plan.

Property Acquisitions

Southampton Village

On October 14, 2011, we purchased a shopping center containing 77,956 of rentable square feet located on approximately 9.5 acres of land in Tyrone, Georgia (“Southampton Village”) for approximately $8.35 million, exclusive of closing costs. The acquisition was funded with proceeds of approximately $5.92 million from a revolving credit facility (the “Southampton Credit Facility”) and proceeds of approximately $2.43 million from this offering. Southampton Village was constructed in 2003. Southampton Village was purchased from DDRM Southampton Village LLC, which is not affiliated with us, our advisor or our sub-advisor.

Southampton Village is approximately 86.5% leased to eight tenants. The largest tenant at Southampton Village is Publix, which occupies approximately 66.0% of the rentable square feet at Southampton Village. The current aggregate annual base rent for the tenants of Southampton Village is approximately $797,000 and the current weighted-average remaining lease term for the tenants is approximately 10.2 years. The current weighted-average rental rate over the lease term, which is calculated as the annualized base rent divided by the leased rentable square feet, is $10.22 per square foot.

Based on the current condition of Southampton Village, we do not believe that it will be necessary to make significant renovations to Southampton Village. Our management believes that Southampton Village is adequately insured.

Centerpoint

On October 14, 2011, we purchased a shopping center containing 72,287 of rentable square feet located on approximately 35.0 acres of land in Easley, South Carolina (“Centerpoint”) for approximately $6.85 million, exclusive of closing costs. The acquisition was funded with proceeds of approximately $4.85 million from a revolving credit facility (the “Centerpoint Credit Facility”) and proceeds of approximately $2.00 million from this offering. Centerpoint was constructed in 2003. Centerpoint was purchased from DDRM Center Pointe Plaza I LLC and DDRM Center Pointe Plaza II LLC, which are not affiliated with us, our advisor or our sub-advisor.

Centerpoint is approximately 84.7% leased to seven tenants. The largest tenant at Centerpoint is Publix, which occupies approximately 61.2% of the rentable square feet at Centerpoint. Other featured tenants at Centerpoint include IHOP, Hibbet Sporting Goods and Batteries Plus. The current aggregate annual base rent for the tenants of Centerpoint is approximately $680,000 and the current weighted-average remaining lease term for the tenants is approximately 10.3 years. The current weighted-average rental rate over the lease term, which is calculated as the annualized base rent divided by the leased rentable square feet, is $9.41 per square foot.

Based on the current condition of Centerpoint, we do not believe that it will be necessary to make significant renovations to Centerpoint. Our management believes that Centerpoint is adequately insured.

Financing

Southampton Credit Facility

On October 14, 2011, we, through Southampton Station LLC, a wholly owned subsidiary of our operating partnership, entered into the Southampton Credit Facility with PNC Bank, N.A., an unaffiliated entity, as lender (“PNC”), to borrow up to $6.02 million. The amount advanced under the Southampton Credit Facility was used to fund acquisition and acquisition-related costs of Southampton Village.

The Southampton Credit Facility matures on November 1, 2013. We may extend the maturity date to October 10, 2014 upon payment of an extension fee equal to 0.25% of the amount outstanding under the credit facility on November 1, 2013. The Southampton Credit Facility bears interest at LIBOR plus 2.25% to 2.50%, depending on the amount of the credit facility outstanding and the debt yield achieved. In addition, we incurred certain closing costs in connection with the Southampton Credit Facility, including a fee equal to 0.50% of the facility amount, which fee was payable to PNC.

The Southampton Credit Facility requires monthly payments of accrued unpaid interest. Beginning on May 1, 2013 and continuing through the maturity date, the Southampton Credit Facility will be reduced by $9,750 per month, which may require us to make monthly principal payments (depending on the then-outstanding borrowings under the credit facility), in addition to continued monthly interest payments. We have the right to prepay any outstanding amount at any time in whole or in part without premium or penalty. The Southampton Credit Facility is secured by a first mortgage lien on the assets of Southampton Village including the land, fixtures, improvements, leases, rents and reserves. Our operating partnership has guaranteed 25% of Southampton Station LLC’s obligations under the Southampton Credit Facility.

The Southampton Credit Facility contains customary affirmative, negative and financial covenants, representations, warranties and borrowing conditions, all as set forth in the Southampton Credit Facility. We are currently in compliance with all such covenants. Although we expect to remain in compliance with these covenants for the duration of the Southampton Credit Facility, depending upon our future operating performance, property and financing transactions and general economic conditions, we cannot assert that we will continue to be in compliance.

Centerpoint Credit Facility

On October 14, 2011, we, through Centerpoint Station LLC, a wholly owned subsidiary of our operating partnership, entered into the Centerpoint Credit Facility with PNC, as lender, to borrow up to $4.94 million. The amount advanced under the Centerpoint Credit Facility was used to fund acquisition and acquisition-related costs of Centerpoint.

The Centerpoint Credit Facility matures on November 1, 2013. We may extend the maturity date to November 1, 2014 upon payment of an extension fee equal to 0.25% of the amount outstanding on November 1, 2013. The Centerpoint Credit Facility bears interest at LIBOR plus 2.25% to 2.50%, depending on the amount outstanding under the credit facility and the debt yield achieved. In addition, we incurred certain closing costs in connection with the Centerpoint Credit Facility, including a fee equal to 0.50% of the facility amount, which fee was payable to PNC.

The Centerpoint Credit Facility requires monthly payments of accrued unpaid interest. Beginning on May 1, 2013 and continuing through the maturity date, the Centerpoint Credit Facility will be reduced by $8,000 per month, which may require the Company to make monthly principal payments (depending on the then-outstanding borrowings under the credit facility), in addition to continued monthly interest payments. We have the right to prepay any outstanding amount at any time in whole or in part without premium or penalty. The Centerpoint Credit Facility is secured by a first mortgage lien on the assets of Centerpoint including the land, fixtures, improvements, leases, rents and reserves. Our operating partnership has guaranteed 25% of Centerpoint Station LLC’s obligations under the Centerpoint Credit Facility.

The Centerpoint Credit Facility contains customary affirmative, negative and financial covenants, representations, warranties and borrowing conditions, all as set forth in the Centerpoint Credit Facility. We are currently in compliance with all such covenants. Although we expect to remain in compliance with these covenants for the duration of the Centerpoint Credit Facility, depending upon our future operating performance, property and financing transactions and general economic conditions, we cannot assert that we will continue to be in compliance.